SUB-ITEM 77D(a)

                            POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

                         AIM INVESTMENT SECURITIES FUNDS

On June 28, 2005, the Board of Trustees (the "Board") of AIM Investment Securities Funds on behalf of AIM High Yield Fund, AIM Income Fund, AIM Total Return Bond Fund and AIM Short Term Bond Fund (the "Funds") adopted resolutions approving a revision to the Fund's investment strategy authorizing the Funds to enter into credit default swaps, credit default index and credit default swap options. The following sentence was added to the disclosure under the heading "INVESTMENT OBJECTIVE AND STRATEGIES" in the prospectus, "The fund may also invest in credit derivatives."